                                                                     Exhibit 16


                              EMPLOYMENT AGREEMENT


     This Employment Agreement (the "Agreement") is entered into as of the 23rd day of April, 1999, by and between Foilmark, Inc., a Delaware corporation with a mailing address of 4 Mullikan Way, Newburyport, Massachusetts (the "Company"), and Frank J. Olsen, Jr., an individual with a residence address of 13 Country Farm Road, Stratham, NH 03885 ("Executive").

                                   WITNESSETH:

     WHEREAS, the Company is in the business of designing, developing, manufacturing and marketing foils, films, applicating systems and supplies (the "Business"). Executive has served as President, Chief Executive Officer and a Director of the Company since 1992; and

     WHEREAS, the Company has entered into an Agreement and Plan of Merger with Holopak Technologies, Inc. ("Holopak") dated as of November 17, 1998 which contemplates, among other things, the merger of Holopak with and into a wholly-owned subsidiary of the Company and under which the execution and delivery of this Agreement is contemplated contemporaneously with the effectiveness of the merger; and

     WHEREAS, the Company desires to employ Executive and Executive desires to accept such employment on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the premises and mutual promises hereinbelow set forth, the parties hereby agree as follows:

     1. EMPLOYMENT PERIOD. The term of this Agreement and any renewal terms thereof (the "Employment Period") shall commence on the date hereof and, subject to termination by Executive or the Company as hereinafter provided, shall continue until the fifth anniversary of the date hereof. At the end of the initial Employment Period (and any renewal period provided for herein), this Agreement shall automatically extend for additional periods of two years (a "Renewal Period") unless either party hereto gives written notice of non-renewal delivered not less than six months prior to the end of the Employment Period or any Renewal Period.

     2. EMPLOYMENT; DUTIES. Subject to the terms and conditions set forth herein, the Company hereby employs Executive to act as President and Chief Executive Officer of the Company during the Employment Period, and Executive hereby accepts such employment. The duties assigned and authority granted to Executive shall be as set forth in the By-laws of the Company and consistent with the position of President and Chief Executive Officer including but not limited to the supervision and oversight of the business and operations of Foilmark and Foilmark subsidiaries and such other duties as determined by its Board of Directors from time to time. Executive shall report to the Board of Directors and is subject to the policies and directives of the Board. Executive agrees to use his best efforts to promote the interests of the Company and shall devote his full time and attention to the Company's business and affairs. Executive shall also serve as a member of the Board of Directors of the Company pursuant to a Voting Agreement dated

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as of the date hereof, and such service shall be unrelated to his employment with the Company and this Agreement.

     3. SALARY AND BONUS.

          (a) BASE SALARY. The Company agrees to pay Executive $260,000 per year, payable weekly in arrears. Executive's base salary shall not be decreased during the Employment Period or any Renewal Period. In addition, promptly after the end of each fiscal year during the Employment Period, commencing with the fiscal year ending June 30, 2000, and in conjunction with the completion of audited financial statements of the Company for such fiscal year then ended, the Board of Directors of the Company or its duly elected Compensation Committee, subject to Board approval, shall review Executive's annual base salary in its discretion, based upon the Company's performance and Executive's particular contributions.

          (b) BONUS. In addition to Executive's base salary, Executive may also receive a cash bonus in an amount not exceeding one hundred percent (100%) of the Executive's base salary, in the discretion of the Board of Directors based upon the recommendation of the Compensation Committee of the Board of Directors, the recommendation of which shall be made to, and acted upon by, the Board of Directors not later than one (1) month after the publication of the Company's audited financial statements. Seventy-five percent (75%) of such bonus shall be based on a formulaic evaluation of actual results versus budget as set forth on Schedule A hereto.

     4. OTHER BENEFITS.

          (a) INSURANCE AND OTHER BENEFITS. Executive shall be entitled to participate in, and shall receive the benefits available under, the Company's insurance programs (including health, disability and life insurance) and any ERISA benefit plans, as the same may be adopted and/or amended from time to time, and shall receive all other fringe benefits that are provided by the Company to other senior executives. No other officer of the Company will have any more favorable benefits than made available to the Executive.

          (b) VACATION. Executive shall be entitled to an annual vacation of such duration as may be determined by the Board of Directors, but not less than that generally established for other executives of Company and in no event less than four (4) weeks, without interruption of salary.

          (c) AUTOMOBILE ALLOWANCE. The Company shall provide Executive with the automobile allowance provided for the office of President and Chief Executive Officer under the Company's automobile allowance policy. The automobile allowance per month shall be $1,000 plus any operating allowance under said policy ($1,200 per annum) and any excess mileage charges applicable to any vehicle leased by Executive and used for business purposes.

          (d) REIMBURSEMENT OF EXPENSES. The Company shall reimburse Executive for all reasonable travel, entertainment and other expenses incurred or paid by Executive in connection with, or related to, the performance of his duties or responsibilities under this Agreement, provided that Executive submits to the Company substantiation of such expenses sufficient to satisfy the record keeping guidelines promulgated from time to time by the Internal Revenue Service.


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          (e) SERVICE FEES. The Company shall reimburse Executive, in an aggregate amount not to exceed $1,500 per year, for professional and other fees incurred by Executive in connection with (i) an annual medical examination of Executive and (ii) the annual planning for and preparation of Executive's personal income tax returns. The Company shall also reimburse Executive for estate planning services performed during the Employment Period, in an aggregate amount not to exceed $2,500.

          (f) 280G CAP. If any amount or benefits due or paid to Executive ("Payments") would constitute an Excess Parachute Payment under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), such Payments shall be reduced to the extent necessary so that no Payment to be made or benefit provided to Executive shall be subject to the excise tax imposed under Section 4999 of the Code. The Company shall reduce or eliminate Payments which have not yet been made before seeking reimbursement of any amounts previously paid to Executive.

     5. TERMINATION BY THE COMPANY WITH CAUSE. The Company may terminate this Agreement with Cause upon thirty (30) days written notice to Executive. For purposes of this Section 5, "Cause" shall mean: (a) conviction of a felony; (b) declaration of unsound mind by a court of competent jurisdiction; (c) gross neglect or dereliction of duty; (d) a crime involving moral turpitude; (e) commission of an action which constitutes intentional misconduct or knowing violation of law if such action in either event results both in an improper substantial personal benefit and a material injury to the Company; or (f) a breach by Executive of Sections 7 or 8 of this Agreement or a material breach of any other provision of this Agreement. In the event of a termination with Cause, the Executive shall be entitled under this Agreement solely to salary and benefits accrued through date of termination.

          6. TERMINATION AND SEVERANCE.

          6.1 NOTICE/EVENTS/DEFINED TERMS.

          (a) TERMINATION BY EXECUTIVE. Executive may terminate this Agreement at any time by providing written notice to the Company of not less than thirty
(30) days. In such event Executive shall be entitled under this Agreement solely to salary and benefits accrued through the date of termination.

          (b) TERMINATION BY THE COMPANY WITHOUT CAUSE. The Company may terminate this Agreement at any time, without Cause by providing written notice to the Executive of not less than thirty (30) days. As used in this Agreement, the term "without Cause" shall mean termination by the Company for any reason not specified in Section 5 hereof, other than (i) retirement upon reaching the mandatory retirement age of sixty-five (65), or (ii) the death or disability of Executive (for purposes of this Agreement, "disability" shall mean Executive's incapacity due to physical or mental illness which has caused Executive to be absent from the full-time performance of his duties with the Company for a period of six (6) consecutive months or eight (8) months in any twelve (12) month period). In the event of death or disability during the Employment Period, the Executive shall be entitled under this Agreement solely to salary and benefits accrued through the date of termination and the proceeds of life and disability insurance.


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          (c) CHANGE IN CONTROL. A "Change in Control" will be deemed to have occurred if: (1) a Takeover Transaction occurs; or (2) the Company effectuates a complete liquidation or a sale or disposition of all or substantially all of its assets. A "Change in Control" shall not be deemed to include, however, a merger or sale of stock, assets or business of the Company, if Executive immediately after such event owns, or in connection with such event immediately acquires (other than in the Executive's capacity as an equity holder of the Employer or as a beneficiary of its employee stock ownership plan or profit sharing plan), any stock of the buyer or any affiliate thereof which, at the time of Executive's initial investment in such stock, had a purchase price or fair market value greater than $100,000.

          (d) TAKEOVER TRANSACTION. A "Takeover Transaction" shall mean (i) a merger or consolidation of the Company with, or an acquisition of the Company or all or substantially all of its assets by, any other corporation, other than a merger, consolidation or acquisition in which the individuals who were members of the Board of Directors of the Company immediately prior to such transaction continue to constitute a majority of the Board of Directors of the surviving corporation (or, in the case of an acquisition involving a holding company, constitute a majority of the Board of Directors of the holding company) for a period of not less than twelve (12) months following the closing of such transaction, or (ii) when any person or entity or group of persons or entities (other than any trustee or other fiduciary holding securities under an employee benefit plan of the Company) either related or acting in concert becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of securities of the Company representing more than fifty percent (50%) of the total number of votes that may be cast for the election of directors of the Company.

          (e) TERMINATING EVENT. A "Terminating Event" shall mean: (i) termination by the Company of the employment of Executive without Cause occurring within twelve (12) months of a Change of Control; or (ii) resignation of Executive from the employ of the Company, while Executive is not receiving payments or benefits from the Company by reason of Executive's disability, subsequent to any of the following events occurring within twelve (12) months of a Change of Control: (A) a significant reduction in the nature or scope of Executive's responsibilities, authorities, powers, functions or duties from the responsibilities, authorities, powers, functions or duties exercised by Executive immediately prior to the Change in Control; (B) a decrease in the salary payable by the Company to Executive from the salary payable to Executive immediately prior to the Change in Control; or (C) the relocation of the Company's executive offices (or, if Executive is primarily located at the Company's manufacturing facilities, such facilities) by more than 50 miles from their current location in Newburyport, Massachusetts (unless such new location is closer than to the Executive's then residence); provided, however, that a Terminating Event shall not be deemed to have occurred solely as a result of Executive being an employee of any direct or indirect successor to the business or assets of the Company, rather than continuing as an employee of the Company, following a Change in Control.

          6.2 SEVERANCE.

          (a) WITHOUT CAUSE. If the Company terminates this Agreement without Cause, other than as a result of a Terminating Event, then commencing on the date of termination of this


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Agreement, the Company shall provide Executive with a severance package which shall consist of the following: (i) for a period equal to the greater (A) of the remainder of the initial Employment Period (or any then existing renewal period thereof) or (B) three (3) years after the date of termination (x) payment on the first business day of each month of an amount equal to one-twelfth of Executive's then current annual base salary under Section 3(a) hereof and (y) continuation of all benefits under Section 4(a) and (ii) for a period equal to the greater of (A) the remainder of the initial Employment Period (or any then existing renewal period thereof) or (B) three (3) years after the date of termination, payment on the first business day of each month of an amount equal to one-twelfth of Executive's annual target bonus amount for the year of termination, pro rated for the portion of the fiscal year occurring prior to termination.

          (b) WITH A TERMINATING EVENT. If the Company terminates this Agreement as a result of a Terminating Event, then commencing on the date of such termination and for a period equal to the greater of the remainder of the initial Employment Period (or any then existing renewal period thereof) or three
(3) years after the date of termination, the Company shall provide Executive with a severance package which shall consist of the following: (i) payment on the first business day of each month an amount equal to one-twelfth of Executive's then current annual base salary under Section 3(a) hereof; (ii) payment on the first business day of each month of an amount equal to one-twelfth of Executive's annual target bonus amount; and (iii) continuation of all benefits under Section 4(a). In addition, if the Company terminates this Agreement as a result of a Terminating Event, then the Company shall cause the immediate vesting of all options and other rights granted to Executive under the Company's stock plans.

          (c) GENERAL RELEASE. As a condition precedent to receiving any severance payment, Executive shall execute a release of any and all claims which Executive or his heirs, executors, agents or assigns might have against the Company, its subsidiaries, affiliates, successors, assigns and its past, present and future employees, officers, directors, agents and attorneys; provided, however, that such release would not extinguish the obligations of the Company under indemnification or similar contractual arrangements between Company and Executive.

          (d) WITHHOLDING. Subject to Section 4(f), all payments made by the Company under Section 6.2(a) or 6.2(b) this Agreement shall be net of any tax or other amounts required to be withheld by the Employer under applicable law.

          (e) DEATH OR DISABILITY. The death of the Executive during the time the severance payments are being paid under this Section shall not terminate the obligation of the Company to make such payments. The Company shall continue to pay any amounts otherwise due to Executive under this Agreement for the remainder of the period determined in Section 6.2 (a) or (b) to Executive's estate.

          (f) EFFECT OF NON-RENEWAL. In the event that the Company issues a notice of non-renewal under Section 1 hereof prior to the expiration of the initial Employment Period, the Executive shall be entitled to receive from the Company an amount equal to his initial Base Salary ($260,000) for a period of two years following said initial Employment Period payable in equal monthly installments one-twelfth of said Base Salary on the first day of each month following said initial Employment Period.

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     7. NON-COMPETITION. (a) During the term of this Agreement and (i) in the case of termination other than as a result of a Terminating Event and provided that Executive continues to receive the severance payments provided for in
Section 6.2(a) to which he is entitled , for the greater of the remainder of the Employment Period after the date of termination or three (3) years after the date of termination or (ii) in the case of termination as a result of a Terminating Event and provided that Executive continues to receive, or after Executive has received, the severance payments provided for in Section 6.2(b) to which he is entitled, for the greater of the remainder of the Employment Period after the date of termination or three (3) years after the date of termination of this Agreement, Executive will not directly or indirectly whether as a partner, consultant, agent, employee, co-venturer, greater than two percent owner or otherwise or through any other person (as hereafter defined): (A) be engaged in any business or activity which is competitive with the business of the Company in any part of the world in which the Company is or proposes to be (as evidenced by a directive of the Board of Directors to that effect) at the time of Executive's termination engaged in selling its products directly or indirectly; or (B) attempt to recruit any employee of the Company, assist in their hiring by any other person, or encourage any employee to terminate his or her employment with the Company; or (C) encourage any customer of the Company to conduct with any other person any business or activity which such customer conducts or could conduct with the Company.

          (b) For purpose of this Section 7, the term "Company" shall include any person controlling, under common control with or controlled by, the Company and The term "Person" shall mean an individual or corporation, association or partnership in estate or trust or any other entity or organization.

          (c) Executive recognizes and agrees that because a violation by him of this Section 7 will cause irreparable harm to the Company that would be difficult to quantify and for which money damages would be inadequate, the Company shall have the right to injunctive relief to prevent or restrain any such violation, without the necessity of posting a bond.

          (d) Executive expressly agrees that the character, duration and scope of this covenant not to compete are reasonable in light of the circumstances as they exist at the date upon which this Agreement has been executed. However, should a determination nonetheless be made by a court of competent jurisdiction at a later date that the character, duration or geographical scope of this covenant not to compete is unreasonable in light of the circumstances as they then exist, then it is the intention of both Executive and the Company that this covenant not to compete shall be construed by the court in such a manner as to impose only those restrictions on the conduct of Executive which are reasonable in light of the circumstances as they then exist and necessary to provide the Company the intended benefit of this covenant to compete.

     8. CONFIDENTIALITY COVENANTS. (a) Executive understands that Company may impart to him confidential business information including, without limitation, designs, financial information, personnel information, strategic plans, product development information and the like (collectively "Confidential Information"). Executive hereby acknowledges Company's exclusive ownership of such Confidential Information.


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          (b) Executive agrees as follows: (i) only to use the Confidential
Information to provide services to the Company; (ii) only to communicate the Confidential Information to fellow employees, agents and representatives of the Company on a need-to-know basis; and (iii) not to otherwise disclose or use any Confidential Information. Upon demand by the Company or upon termination of Executive's employment, Executive will deliver to the Company all manuals, photographs, recordings, and any other instrument or device by which, through which, or on which Confidential Information has been recorded and/or preserved, which are in my Executive's possession, custody or control. Executive acknowledges that for purposes of this Section 8 the term "Company" means any person or entity now or hereafter during the term of this Agreement which controls, is under common control with, or is controlled by, the Company.

          (c) Executive recognizes and agrees that because a violation by him of this Section 8 will cause irreparable harm to the Company that would be difficult to quantify and for which money damages would be inadequate, the Company shall have the right to injunctive relief to prevent or restrain any such violation, without the necessity of posting a bond.

     9. GOVERNING LAW. This Agreement shall be governed by and interpreted and governed in accordance with the laws of the Commonwealth of Massachusetts. To the extent permitted by law each of the Executive and the Company hereby waive any right to trial by jury in any proceeding which may be brought in respect of this Agreement.

     10. ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes any and all previous agreements, written and oral, regarding the subject matter hereof between the parties hereto. This Agreement shall not be changed, altered, modified or amended, except by a written agreement signed by both parties hereto.

     11. NOTICES. All notices, requests, demands and other communications required or permitted to be given or made under this Agreement shall be in writing and shall be deemed to have been given if delivered by hand, sent by generally recognized overnight courier service, telex or telecopy, or certified mail, return receipt requested.

          (a) to the Company at:

                       Foilmark, Inc.
                       4 Mullikan Way
                       Newburyport, Massachusetts  01950
                       Attn.:  Chairman of the Board

          (b) to Executive at:

                       13 Country Farm Road
                       Stratham, NH  03885

     Any such notice or other communication will be considered to have been given (i) on the date of delivery in person, (ii) on the third day after mailing by certified mail, provided that receipt of


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delivery is confirmed in writing, (iii) on the first business day following delivery to a commercial overnight courier or (iv) on the date of facsimile transmission (telecopy) provided that the giver of the notice obtains telephone confirmation of receipt.

     Either party may, by notice given to the other party in accordance with this section, designate another address or person for receipt of notices hereunder.

     12. SEVERABILITY. If any term or provision of this Agreement, or the application thereof to any person or under any circumstance, shall to any extent be invalid or unenforceable, the remainder of this Agreement, or the application of such terms to the persons or under circumstances other than those as to which it is invalid or unenforceable, shall be considered severable and shall not be affected thereby, and each term of this Agreement shall be valid and enforceable to the fullest extent permitted by law. The invalid or unenforceable provisions shall, to the extent permitted by law, be deemed amended and given such interpretation as to achieve the economic intent of this Agreement.

     13. WAIVER. The failure of any party to insist in any one instance or more upon strict performance of any of the terms and conditions hereof, or to exercise any right or privilege herein conferred, shall not be construed as a waiver of such terms, conditions, rights or privileges, but same shall continue to remain in full force and effect. Any waiver by any party of any violation of, breach of or default under any provision of this Agreement by the other party shall not be construed as, or constitute, a continuing waiver of such provision, or waiver of any other violation of, breach of or default under any other provision of this Agreement.

     14. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the Company and any successors and assigns of the Company.


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     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                       FOILMARK, INC.

                                       By:
                                          ----------------------------------
                                       Title:

                                       EXECUTIVE:

                                       -------------------------------------
                                       Frank J. Olsen, Jr.



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                                   SCHEDULE A


                        FORMULA: BONUS/BUDGET COMPARISON


     For each fiscal year during the Employment Period, the Board of Directors, in its sole discretion, shall establish a budget for pretax income in accordance with generally accepted accounting principles consistently applied ("GAAP") and the formulaic portion of Executive's bonus will vary as a percentage of Base Salary in relation to the percentage achievement of that budget as follows:


                      PERCENTAGE OF PORTION                             PERCENTAGE OF BASE SALARY EARNED AS
                          BUDGET ATTAINED                                              FORMULAIC PORTION
                           Less than 80%                                                     0%

                               80%                                                          15%

                               90%                                                          25%

                              100%                                                          35%

                              110%                                                          45%

                              120%                                                          55%

                              130%                                                          65%

                         140% and above                                                     75%


For a percentage of budget achievement between the benchmarks, the percentage of the Base Salary shall be linearly interpolated, provided that no bonus shall be paid for achievement less than 80% of budget and the maximum formulaic portion of bonus shall be 75% of Base Salary in any event. In the case of a partial fiscal year, the Company shall adjust the bonus to correspond to the Company's budget and the Base Salary for the portion of the applicable fiscal year that shall be included in the Employment Period. Notwithstanding the foregoing, the initial bonus period (the "Initial Bonus Period") shall be the period starting with the Bonus Starting Date and ending on December 31, 1999, and the Company shall use its budget for that period (a copy of which the Company has provided to the Executive) to determine the eligibility for a bonus, and then apply the applicable bonus percentage to that portion of the annual Base Salary thereafter. Subsequent bonus periods shall begin on each January 1, thereafter and end with the last day of the Company's fiscal year, and the Company shall prepare a budget for that period and determine the Executive's eligibility for a bonus in the manner described for the Initial Bonus Period. The bonus program shall continue with each Renewal Period as defined in Section 1 of the Agreement, with the bonus periods corresponding to the Company's fiscal year. Bonuses shall continue to be calculated as described in this Schedule.


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